Ard 8-17-04

04016651

VF 8-13-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 46626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.F.C.G. Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

412 East 30th Ave.
(No. and Street)

Spokane (City) WA (State) 99203 (Zip Code)

PROCESSED AUG 19 2004 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James K. Wilson (509) 456-2526
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDirmid, Mikkelsen & Secrest, P.S.
(Name – *if individual, state last, first, middle name*)

926 W. Sprague Avenue, Suite 300 (Address) Spokane (City) WA (State) 99201 (Zip Code)

RECEIVED AUG 11 2004 WASH., D.C. 181 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James K. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.F.C.G. Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

8/04/04

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.F.C.G. SECURITIES, INC.

TABLE OF CONTENTS

W.F.C.G. SECURITIES, INC.

FINANCIAL STATEMENTS
for the years ended
December 31, 2003 and 2002

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of W.F.C.G. Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.F.C.G. Securities, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

January 29 2004
Spokane, Washington

W.F.C.G. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2003 and 2002

ASSETS	2003	2002
Cash	**$ 37,211**	$ 9,793
Commissions receivable	**15,142**	10,802
Officer advance	**41,904**	41,224
Receivable from related party		19,000
Marketable securities owned	**62,052**	56,252
Property and equipment	**54**	1,217
	$ 156,363	$ 138,288
LIABILITIES AND STOCKHOLDER'S EQUITY		
Business taxes payable	**648**	661
Payable to related party	**2,500**	
Income taxes payable	**3,663**	286
Note payable		9,886
	6,811	10,833
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, 100 shares;		
Issued and outstanding, 80 shares	**80**	80
Additional paid-in capital	**6,280**	6,280
Retained earnings	**143,192**	121,095
	149,552	127,455
	$ 156,363	$ 138,288

The accompanying notes are an integral part of the finacial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF OPERATIONS
for the years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$ 203,739	$ 160,421
Investment gain (loss)	2,007	(22,295)
Interest/dividend income	2,783	1,694
	208,529	139,820
Expenses:		
Officer's compensation and payroll taxes	169,107	123,900
Commission expense		9,600
Regulatory fees	4,148	2,182
Business taxes and licenses	3,012	1,938
Professional fees	3,884	3,575
Office supplies	1,341	2,000
Corporate insurance		2,535
Interest expense	114	134
Depreciation	1,163	2,289
	182,769	148,153
Income (loss) before federal income taxes	25,760	(8,333)
Federal income taxes	3,663	2,386
Net income (loss)	$ 22,097	$ (10,719)

The accompanying notes are an integral part of the finacial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended December 31, 2003 and 2002

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances, January 1, 2002	100	$ 100	$ 7,850	$ 145,976	**$ 153,926**
Stock redemption	(20)	(20)	(1,570)	(14,162)	**(15,752)**
Net loss				(10,719)	**(10,719)**
Balances, December 31, 2002	80	80	6,280	121,095	**127,455**
Net income				22,097	**22,097**
Balances, December 31, 2003	**80**	**$ 80**	**$ 6,280**	**$ 143,192**	**$ 149,552**

The accompanying notes are an integral part of the finacial statements.

W.F.C.G. SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	**$ 22,097**	$ (10,719)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	**1,163**	2,289
Change in assets and liabilities:		
Commissions receivable	**(4,340)**	837
Advance to officers	**(680)**	(911)
Receivables from related party, net	**21,500**	(19,000)
Securities owned, net	**(5,800)**	16,146
Business taxes payable	**(13)**	123
Income taxes payable	**3,377**	(471)
Net cash provided by (used in) operating activities	**37,304**	(11,706)
Cash flows from financing activities:		
Principal payments on note payable	**(9,886)**	(5,866)
Net increase (decrease) in cash	**27,418**	(17,572)
Cash at beginning of year	**9,793**	27,365
Cash at end of year	**$ 37,211**	$ 9,793
Supplemental schedule of cash paid for:		
Income taxes	**$ 286**	$ 2,100
Interest	**114**	134

Supplemental schedule of noncash financing activities:

On July 31, 2002 the Company issued a note payable to redeem 20 shares of common stock for $15,752.

The accompanying notes are an integral part of the finacial statements.

1. The Company and Significant Accounting Policies:

The Company was incorporated under the laws of the State of Washington on September 14, 1993 to operate as a broker/dealer engaging in mutual fund transactions. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's office is located in Spokane, Washington.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable securities that are owned by the Company are stated at market value. The resulting difference between cost and market value (or fair value) is included in income.

Property and equipment are recorded at cost. Depreciation is computed using the straight line and accelerated methods over estimated useful lives of three to seven years.

Commission revenue on mutual fund transactions is recorded on a trade date basis.

2. Segregated Cash:

The Company maintains a central registration depository (CRD) account which is used for fees charged to the Company by the NASD. There is no minimum balance required in this reserve account at December 31, 2003 and 2002.

Continued

3. Property and Equipment:

Property and equipment as of December 31, 2003 and 2002 is summarized as follows:

	2003	2002
Office equipment	**$18,361**	$18,361
Less accumulated depreciation	**18,307**	17,144
	$ 54	$ 1,217

4. Note Payable on Stock Redemption:

Effective July 31, 2002 the Company repurchased 20 shares of common stock for $15,752 from a former stockholder. In connection with the transaction, common stock was decreased by $20 and additional paid-in capital was reduced by $1,570. Retained earning was decreased by $14,162, representing the excess amount paid over the par value of the common stock issued. Terms of the note payable consisted of monthly payments of $1,000, including interest at 2.51%. The note was paid off during 2003.

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company had net capital of $83,093 and $57,576 at December 31, 2003 and 2002, respectively. The Company's net capital ratio was .08 to 1 and .19 to 1 at December 31, 2003 and 2002, respectively.

Continued

6. Retirement Plan:

The Company has adopted the Northern Capital Management, Inc., Profit Sharing Plan and Trust as a participating employer with Northern Capital Management, Inc., a related entity. The plan covers all eligible employees of both companies and includes a 401(k) provision. Employees can defer up to 25% of compensation with the Company matching the participant's deferral up to the first 3% of compensation and 50% of the next 2% of compensation. W.F.C.G. Securities, Inc. made no contribution to the plan for the years ended December 31, 2003 and 2002.

7. Related Party Transactions:

The Company has shared payroll expenses with Northern Capital Management, Inc., which is owned 100% by the stockholder of W.F.C.G. Securities, Inc. The total expenses reimbursed by the Company to Northern Capital Management, Inc. were $169,107 and $135,500 for the years ended December 31, 2003 and 2002, respectively.

8. Federal Income Taxes:

Differences between actual federal income taxes and anticipated federal income taxes at statutory rates result principally from nondeductible expenses for federal income tax purposes.

9. Outstanding Warrant:

At December 31, 2003 and 2002, the Company had an outstanding warrant for the purchase of 10% of the Company's shares at $50. The warrant became exercisable July 31, 2002 and has no expiration date.

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of W.F.C.G. Securities, Inc. as of and for the year ended December 31, 2003 and have issued our report thereon dated January 29, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDirmid, Mikkelsen, & Secrest, P.S.

January 29, 2004
Spokane, Washington

W.F.C.G. SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

Net capital:		
Stockholder's equity:		
Common stock	$ 80	
Additional paid-in capital	6,280	
Retained earnings	143,192	
Total stockholder's equity		**$ 149,552**
Deductions:		
Non-allowable assets:		
CRD cash account	51	
Receivables	15,142	
Officer advance	41,904	
Property and equipment	54	
		57,151
Net capital before haircut on securities position		**92,401**
Haircuts on securities		**9,308**
Net Capital		**83,093**
Minimum net capital required		**5,000**
Excess net capital		**$ 78,093**
Aggregate indebtedness:		
Business taxes payable	$ 648	
Payable to related party	2,500	
Federal income taxes payable	3,663	
		$ 6,811
Ratio of aggregate indebtedness to net capital		**.08 to 1**

W.F.C.G. SECURITIES, INC.

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

W.F.C.G. Securities, Inc. is exempt from Rule 15c3-3.

W.F.C.G. SECURITIES, INC.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART II OF FORM X-17A-5
December 31, 2003

Net capital:	
Net capital as reported on FOCUS REPORT	**$ 77,568**
Rounding	**1**
Audit adjustments:	
Increase in CRD cash account	**(51)**
Decrease in accounts and business taxes payable	**1,852**
Increase in payable to related party	**(2,500)**
Increase in federal income taxes payable	**(3,663)**
Decrease in note payable	**9,886**
Net capital which should have been reported	**$ 83,093**
Net capital as computed on page 10	**$ 83,093**

Aggregate indebtedness:	
Aggregate indebtedness as reported on FOCUS REPORT	**$ 12,386**
Audit adjustments:	
Decrease in accounts and business taxes payable	**(1,852)**
Increase in payable to related party	**2,500**
Increase in federal income taxes payable	**3,663**
Decrease in note payable	**(9,886)**
Aggregate indebtedness which should have been reported	**$ 6,811**
Aggregate indebtedness as computed on page 10	**$ 6,811**

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
W.F.C.G. Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of W.F.C.G. Securities, Inc. for the year ended December 31, 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5-(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Continued

Board of Directors
W.F.C.G. Securities, Inc.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

McDirmid, Mikkelsen, & Secrest, P.S.

January 29, 2004
Spokane, Washington

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K. McDirmid
Chris D. Mikkelsen
Kenneth E. Secrest
William A. Simer
Andrew J. McDirmid

926 W. Sprague, Suite 300
Spokane, WA 99201.4000
509.747.6154
FAX 509.838.0508
www.mmsps.com

August 5, 2004

SEC MAIL PROCESSING
RECEIVED
AUG 11 2004
WASH, DC 181 SECTION

Mr. Eric Martinez
NASD
601 Union Street, Suite 1616
Seattle, WA 98101-2327

RE: W.F.C.G. Securities, Inc.

Dear Mr. Martinez:

In response to your letter to Jim Wilson dated July 21, 2004, enclosed please find the revised schedules for (1) the net capital computation and (2) the reconciliation with the company's computation of net capital included with the audited financial statements for W.F.C.G. Securities, Inc. as of December 31, 2003.

Please contact our office if you need further information or assistance.

Very truly yours,

McDIRMID, MIKKELSEN & SECREST, P.S.

Cassandra Mulligan

Cassandra Mulligan

CLM/ pjp
Enclosures

cc: Jim Wilson
NASD Regulation, Inc.
Security and Exchange Commission-Principal Office
Security and Exchange Commission-Regional Office